Exhibit 99.16

CONFIDENTIAL

Dated as of May 31, 2012

CGI Group Inc.

1130 Sherbrooke Street West 5th Floor

Montreal, QC Canada

H3A 2M8

Attention:	Claude Séguin,
Senior Vice-President,
Corporate Development and Strategic Investments

Syndication Letter

CGI Group Inc. (the “Borrower”, “you” or “your”) has advised Canadian Imperial Bank of Commerce (“CIBC”), National Bank Financial (“National”) and TD Securities (“TD”, and collectively with CIBC and National, the “Co-Lead Arrangers”, “we”, “us” or “our”) that it intends, directly or indirectly, through an existing or newly formed wholly owned (directly or indirectly) subsidiary to acquire (the “Acquisition”) all of the shares of a target corporation identified to the Co-Lead Arrangers (the “Target”) pursuant to a scheme of arrangement under Part 26 of the UK Companies Act (“Scheme”). Capitalized terms used but not defined herein have the meanings assigned to them in the Credit Agreement dated the date hereof among, inter alia, you and the Co-Lead Arrangers (the “Credit Agreement”).

The Acquisition, the advances under the Credit Agreement, advances under the Existing Revolving Credit Agreement (defined below), the Minimum Investment and other transactions contemplated herein and in the Credit Agreement are referred to herein collectively as the “Transactions”.

In consideration of the commitment of the Co-Lead Arrangers pursuant to the Credit Agreement and our agreement to perform the services described therein and herein, you hereby covenant to perform and agree with the provisions of this Syndication Letter set forth below.

1. National Bank of Canada will serve as administrative agent for the Credit Agreement. Additionally, (i) CIBC, National and TD will act as co-lead arrangers and joint bookrunners for the Credit Agreement; and (ii) CIBC and TD will act as co-syndication agents for the Credit Agreement, and, in each case, will, in such capacities, perform the duties and exercise the authority customarily performed and exercised in such roles.

2. Unless the Borrower and the Co-Lead Arrangers shall so agree, no other agent, co-agent, arranger or co-arranger, book manager or bookrunner or joint book manager or bookrunner will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by this Syndication Letter and the Fee Letter referred to below), except as otherwise agreed in writing between the Co-Lead Arrangers and the Borrower, will be paid in connection with the Credit Agreement.

3. The Co-Lead Arrangers will syndicate the Commitments pursuant to the Credit Agreement to one or more financial institutions and institutional lenders (together with CIBC, National Bank of Canada and The Toronto-Dominion Bank, the “Lenders”) identified by us in consultation with you. You agree to actively assist us in completing a syndication reasonably satisfactory to us. Such assistance shall include (a) you using commercially reasonable efforts to ensure that the syndication efforts benefit from your existing lending, investment banking and financial advisory relationships, (b) direct contact between your senior management and advisors and the proposed Lenders, (c) assistance in the preparation of a confidential information memorandum and other marketing materials and presentations to be used in connection with the syndication of the Commitments, and (d) the hosting, with us, of one or more meetings of prospective Lenders, if requested by us. All proceeds of syndication shall be applied to reduce the Commitments of CIBC, National Bank of Canada and The Toronto-Dominion Bank equally and rateably. We intend to launch the syndication of the Commitments as soon as reasonably practicable after the public announcement by you of the Acquisition. Certain matters related to the syndication of the Commitment are contained in the Fee Letter referred to below.

The Borrower acknowledges that certain of the Lenders may be “public side” Lenders (i.e. Lenders that do not wish to receive material non-public information with respect to the Borrower or the Target, or their respective affiliates or any of its or their respective securities (each, a “Public Lender”). At the request of the Co-Lead Arrangers, the Borrower agrees to prepare an additional version of the confidential information memorandum and the Lender presentation (the “Syndication Information”) to be used by Public Lenders that does not contain material non-public information concerning the Borrower, the Target, or their respective affiliates or securities. It is understood that in connection with your assistance described above, you will provide, and cause all other applicable persons to provide, authorization letters to the Co-Lead Arrangers authorizing the distribution of the Syndication Information to prospective Lenders, containing a representation to the Co-Lead Arrangers that the public-side version does not include material non-public information about the Borrower, the Target, or their respective affiliates or their respective securities. In addition, the Borrower will clearly designate as such all Syndication Information provided to the Co-Lead Arrangers by or on behalf of the Borrower or the Target which is suitable to make available to Public Lenders. The Borrower acknowledges and agrees that the following documents may be distributed to Public Lenders: (a) drafts and final versions of the Credit Agreement and the other Credit Documents (and a summary term sheet in respect thereof); and (b) administrative materials prepared by the Co-Lead Arrangers for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda).

4. The Co-Lead Arrangers will manage all aspects of any such syndication, including, decisions as to selection of institutions and other lenders to be approached and when they will be approached (in consultation with you), when their commitments will be accepted, which institutions and other lenders will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting in our respective capacities hereunder and in respect of the Credit Facilities, the Co-Lead Arrangers will have no responsibilities other than as set forth herein and will have no fiduciary duty or other implied duty to you or any of your affiliates.

5. To assist us in the syndication of the Commitments and such syndication efforts, you agree promptly to prepare and provide to us all material information with respect to you and your subsidiaries, the Acquisition and, to the extent made available to you, the Target and its subsidiaries, including all financial information, five-year financial models and five-year projections and forecasts (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Commitments. You hereby represent, warrant and covenant that (a) all written and formally presented information in any bank meeting or similar meeting with prospective Lenders (other than the Projections and general economic or specific industry information developed by, and obtained from, third party sources, including from the Target and its affiliates) (the “Information”) that has been or will be made available to us by or on behalf of you or any of your advisors or representatives is or will be (with respect to the Target and its subsidiaries, to the best of your knowledge based on any information in respect of the Target and its subsidiaries made available to you), when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (b) the Projections that have been or will be made available to us by you or any of your representatives have been or will be prepared in good faith based upon assumptions which you believe are reasonable at the time made, it being understood that any such Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurances can be given that any particular Projections will be realized, that actual results may differ and that such differences may be material. You agree to supplement the Information and Projections until Successful Syndication (as such term is defined in the Fee Letter) has been completed so that the foregoing representations and warranties remain complete and correct in all material respects. You understand that in structuring, arranging and syndicating the Commitments, we may use and rely on the Information and Projections without independent verification thereof.

6. As consideration for CIBC’s, National Bank of Canada’s and The Toronto-Dominion Bank’s Commitments and the Co-Lead Arrangers’ agreement to perform the services described herein, you agree to pay to the Co-Lead Arrangers the non-refundable fees, and perform the other obligations, in accordance with and as set forth in the fee letter dated the date hereof and delivered herewith (the “Fee Letter”).

7. You hereby acknowledge and agree that (a) prior to and during any syndication of the Commitments there shall be no competing issues of debt securities or commercial bank or other credit facilities (nor any proposed amendments or increases thereto) or securitizations by you or your respective subsidiaries being offered, placed or arranged (other than the Required Amendments (defined below) in respect of the Existing Revolving Credit Agreement); (b) you shall provide timely assistance as required hereby in connection with syndication in all material respects, including in the preparation of the confidential information memorandum referred to in paragraph 3 incorporating the Information and Projections to our reasonable satisfaction on or before the date that is 7 days after the date hereof, and (c) you shall comply in all material respects with the other provisions hereof and of the Fee Letter relating to the syndication of the Commitments.

8. You have also advised the Co-Lead Arrangers that (i) forthwith upon announcement of the Acquisition you intend to seek certain amendments (the “Required Amendments”) under your existing C$1,500,000,000 revolving credit agreement dated December 2, 2011 (the “Existing Revolving Credit Agreement”) that are required in order to ensure compliance with the Code and allow you to use borrowings under the Existing Revolving Credit Agreement to complete the Transactions; (ii) all such waivers are identified in the amending agreement referred to in the definition of “Required Amendments” in the Credit Agreement; and (iii) the Required Amendments require the consent of the “Majority Lenders” (as such term is defined in the Existing Revolving Credit Agreement). You hereby agree to coordinate with and consult the Co-Lead Arrangers in connection with obtaining the Required Amendments including as pertains to the payment of fees in this respect. Each of CIBC, National Bank of Canada and The Toronto-Dominion Bank hereby acknowledge and agree that (a) in its capacity as a lender under the Existing Revolving Credit Agreement it will consent to the Required Amendments, provided that for greater certainty each of CIBC, National Bank of Canada and The Toronto-Dominion Bank in their capacities as lenders under the Existing Revolving Credit Agreement shall be entitled to fees in an amount not less than the fees paid to other lenders thereunder in connection with the Required Amendments.

9. You agree to: (a) indemnify and hold harmless each Co-Lead Arranger, its respective affiliates and their respective officers, directors, employees and agents (each, an “indemnified person”) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented fees, charges, and disbursements of counsel), joint or several, that may be incurred by, asserted or awarded against, or to which any such indemnified person may become subject, arising out of or in connection with this Syndication Letter or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity: (i) will not, as to an indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final non-appealable judgment of a court of competent jurisdiction to arise from the gross negligence or willful misconduct of such indemnified person; (ii) shall exclude loss of profit, income, revenue or business opportunities (it being agreed, however, for certainty, that such exclusion shall not apply to the repayment of principal, the payment of interest, fees, breakage costs, funding losses and other costs and expenses, or any other amount expressly required to be paid or repaid (as applicable) under or pursuant to this Syndication Letter, the Fee Letter, the Credit Agreement or the other Credit Documents, all of which shall be included in the foregoing indemnity); (iii) shall not apply as to disputes solely between or among indemnified persons; and (iv) shall not apply to the extent it is determined by a final non-appealable judgment of a court of competent jurisdiction that the same shall have resulted from a material breach of the obligations of such indemnified person (or its related persons) under this Syndication Letter, the Fee Letter, the Credit Agreement or the other Credit Documents, and (b) to reimburse the Co-Lead Arrangers and each of their affiliates on demand for all reasonable and documented out-of-pocket expenses (including syndication expenses, travel expenses and reasonable and documented fees, charges and disbursements of counsel to the Co-Lead Arrangers) incurred in connection with the syndication of the Commitments and any related documentation (including this Syndication Letter, the Fee Letter and the Credit Agreement and other Credit Documents) or the administration, amendment, modification or waiver thereof and, for certainty, in the case of both (a) and (b), whether or not there is any drawdown under the Credit Agreement and whether or not the transactions contemplated hereby are consummated or not.

In any event, and notwithstanding any provision hereof to the contrary, no indemnified person shall be liable for (i) any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages have resulted from the willful misconduct or gross negligence of any indemnified person, or (ii) any special, indirect, consequential or punitive damages on any theory of liability in connection with or as a result of this Syndication Letter, the Fee Letter, the Credit Agreement or any other Credit Documents or any transaction contemplated hereby or thereby.

10. You acknowledge that each Co-Lead Arranger and its respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other persons in respect of which you and your subsidiaries may have conflicting interests regarding the Credit Agreement and otherwise. Each Co-Lead Arranger and its affiliates will not use confidential information obtained from you and your subsidiaries by virtue of the Credit Agreement or their other relationships with you or any of your subsidiaries in connection with the performance by such Co-Lead Arranger of services for other persons, and each Co-Lead Arranger will not furnish any such information to such other persons. You also acknowledge that each Co-Lead Arranger and its affiliates have no obligation to use in connection with the Credit Agreement or otherwise, or to furnish to you or any of your subsidiaries, confidential information obtained from other persons.

11. This Syndication Letter shall not be assignable by you without the prior written consent of the Co-Lead Arrangers (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of you and the Co-Lead Arrangers and is not intended to confer any benefits upon, or create any rights in favour of, any person other than the parties hereto and the indemnified persons (in respect of which we are holding the benefits and rights hereunder in trust for the other indemnified persons with which we are affiliated or otherwise related). This Syndication Letter may not be amended nor waived except by an instrument in writing signed by the Co-Lead Arrangers and you.

12. This Syndication Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Syndication Letter by facsimile or other electronic transmission (including pdf) shall be effective as delivery of a manually executed counterpart hereof.

13. This Syndication Letter and the Fee Letter are the only agreements that have been entered into among the parties hereto (or their designated affiliates) with respect to the syndication of the Commitments and set forth the entire understanding of the parties with respect thereto. The compensation, reimbursement, indemnification, jurisdiction and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Syndication Letter or the Co-Lead Arrangers’ commitments hereunder.

14. To the extent permitted by applicable law, each party hereto irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Syndication Letter, the Fee Letter or the transactions contemplated hereby or thereby or the actions of the parties hereto and thereto in the negotiation, performance or enforcement hereof and thereof.

15. This Syndication Letter shall be governed by, and construed in accordance with, the laws of the Province of Quebec and the federal laws of Canada applicable therein.

16. This Syndication Letter is delivered to you on the understanding that neither this Syndication Letter nor the Fee Letter nor any of their respective terms or substance shall be disclosed, directly or indirectly, to any other person except: (a) to your directors, officers, employees and legal counsel who are directly involved in the consideration of this matter and who have been informed of the confidential nature thereof and who have agreed to hold the same in confidence or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by applicable law or regulation (in which case you agree to inform the Co-Lead Arrangers promptly thereof). In addition, you hereby agree to provide the Co-Lead Arrangers with an opportunity to review and comment on any reference to the Credit Agreement or the Co-Lead Arrangers or their affiliates in any press release or other public announcement in connection with the Transactions.

17. The Lenders (or the Co-Lead Arrangers on their behalf) may disclose the relevant deal characteristics relating to the Commitments (including the name of the Borrower) to Loan Pricing Corporation and to Bloomberg L.P. and similar recognized bank loan information services.

18. We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (October 26, 2001) (as amended, the “Patriot Act”), we and the other Lenders are required to obtain, verify and record information that identifies the Borrower, which information includes the name, address, tax identification number and other information regarding them that will allow us or any Lender to identify the Borrower in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective on behalf of the Co-Lead Arrangers and each Lender.

19. Notice given pursuant to any of the provisions of this Syndication Letter shall be in writing and shall be delivered by fax or sent by electronic mail to (a) in the case of the Borrower, to the attention of Claude Séguin, fax: (514) 841-3299, electronic mail: claude.seguin@cgi.com; (b) in the case of CIBC, to the attention of Charles St-Germain, fax (514) 847-6430, electronic mail: charles.st-germain@cibc.ca; (c) in the case of National, to the attention of Nicolas Laliberté, fax (514) 390-7850, electronic mail: nicolas.laliberte@nbfinancial.com, and (d) in the case of TD, to the attention of Paul Archer, fax (514) 289-0788, electronic mail: paul.archer@tdsecurities.com.

20. Vous avez spécifiquement demandé que cette lettre de syndication et tous les documents qui s’y rapportent soient rédigés an Iangue anglaise et, à cause de cette exigence de votre part, nous exprimons la même volonté en faisant en sorte que ces documents soient à votre disposition en Iangue anglaise.

20. If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Fee Letter by returning to the Co-Lead Arrangers executed counterparts of this Syndication Letter and the Fee Letter.

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SYNDICATION LETTER – SIGNATURE PAGE

We are pleased to have been given the opportunity to assist you in connection with this financing.

Yours very truly,

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	/s/ Charles St-Germain
Name: Charles St-Germain
Title: Managing Director

Per:	/s/ Alain Longpré
Name: Alain Longpré
Title: Executive Director

NATIONAL BANK OF CANADA

Per:	/s/ Luc Bernier
Name: Luc Bernier
Title: Director

Per:	/s/ François Montigny
Name: François Montigny
Title: Director

THE TORONTO-DOMINION BANK

Per:	/s/ Paul Archer
Name: Paul Archer
Title: Managing Director

Per:	/s/ Yves Bergeron
Name: Yves Bergeron
Title: Managing Director

SYNDICATION LETTER – SIGNATURE PAGE

Accepted and agreed to as of the date first written above.

CGI GROUP INC.

Per:	/s/ R. David Anderson
Name: R. David Anderson
Title: Executive Vice President and Chief Financial Officer